Exhibit 7.15

August 4, 2010

Special Committee
VCG Holding Corp.
390 Union Boulevard, Suite 540

Lakewood, CO 80228

Lady and Gentlemen:

Reference is made to that certain letter, dated July 20, 2010, from Troy Lowrie and Lowrie Management, LLLP, on behalf of Family Dog, LLC (“Purchaser”), to the board of directors of VCG Holding Corp. (the “Company”) regarding Purchaser’s proposal to acquire the outstanding shares of common stock of the Company (the “Proposal”).

The undersigned understands that the board of directors appointed a special committee of independent directors, and, through the advice of independent legal counsel and financial advisor is considering and reviewing the Proposal.  In order to allow the special committee sufficient time to consider and review the Proposal, independently and with its legal and financial advisors, the Proposal is hereby extended until 7 p.m. (Mountain Standard Time) on August 20, 2010.

The undersigned reserves the right to amend or withdraw the Proposal and to terminate further discussions at any time prior to our execution of definitive agreements.  This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been negotiated, executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Company’s board of directors and its special committee.

Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Family Dog, LLC
/s/ Troy Lowrie
Troy Lowrie
President